CONSENT OF TROY FULLER

The undersigned hereby consents to the inclusion of information related to the mineral properties of Kirkland Lake Gold Ltd. (the “Company”) included in or incorporated by reference into the Registration Statement on Form 40-F (the “Form 40-F”) being filed by with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	the technical report entitled “Report on the Mineral Resources & Minerals Reserves of the Fosterville Gold Mine, Victoria, Australia dated March 30, 2017,”
(b)	the technical report entitled “Report on the Mineral Resources & Mineral Reserves of the Fosterville Gold Mine, Victoria, Australia dated March 21, 2016,”
(c)	the disclosure related to the Fosterville Gold Mine in the Annual Information Form of the Company dated March 30, 2017,
(d)	the disclosure related to the Fosterville Gold Mine in the Annual Information Form of the Company dated March 21, 2016,
(e)	the News Release of the Company dated May 3, 2017,
(f)	the News Release of the Company dated January 17, 2017,
(g)	the News Release of the Company dated November 8, 2016,
(h)	the News Release of the Company dated September 20, 2016,
(i)	the News Release of the Company dated September 14, 2016,
(j)	the disclosure related to the Fosterville Gold Mine in the News Release of the Company dated March 21, 2016,
(k)	the News Release of the Company dated March 30, 2017,
(l)	the disclosure related to the Fosterville Gold Mine in the Management’s Discussion & Analysis of the Company for the year ended December 31, 2016,
(m)	the disclosure related to the Fosterville Gold Mine in the Material Change Report of the Company dated March 21, 2016, and
(n)	the News Release of the Company dated July 27, 2017 (collectively, the “Exhibits”).

The undersigned further consents to reference of the undersigned’s name in the Form 40-F and in the Exhibits included in or incorporated by reference into the Form 40-F.

/s/ Troy Fuller
Name: Troy Fuller, MAIG
Title: Geology Manager, Fosterville Gold
Mine, Kirkland Lake Gold Ltd.

Date: August 4, 2017